Shanda Interactive and Hurray! Enter Into Asset Sale Agreement

Beijing, China and Shanghai, China — June 1, 2010 — Shanda Interactive Entertainment Limited (Shanda) (Nasdaq: SNDA), a leading interactive entertainment media company in China and Hurray! Holding Co., Ltd. (Hurray!) (Nasdaq: HRAY), a leader in online video portal operations, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced that Shanda and Hurray! have entered into a definitive agreement under which Hurray! will acquire an online audio business of Shanda in exchange for 415,384,615 newly issued ordinary shares of Hurray!, and concurrently, Shanda will acquire Hurray!’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda. The net consideration to Hurray!, for its businesses excluding payment for the cash balances in the businesses being transferred is estimated to be approximately US$11 million.

A committee, comprised of three independent directors of Hurray!, represented Hurray! in the negotiations of the transaction agreement and received fairness opinion on the proposed transaction from its independent financial advisor, KPMG Advisory (China) Limited. After extended negotiations and careful consideration, the special committee approved the proposed transaction.

Completion of the transaction will be subject to various conditions, including the approval of the issuance of the ordinary shares of Hurray! to Shanda at Hurray!’s shareholders’ meeting. The transaction is expected to be completed in the third quarter of 2010.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

About Hurray! Holding Co., Ltd.

Hurray! is a leader in video, music, and wireless services. In video, through its ku6.com subsidiary, Hurray! is one of the leaders in online video portal operations in China. In music, Hurray! provides artist development, music production, and recorded music distribution in China through its record labels Freeland Music, New Run Entertainment, Secular Bird, and Seed Music. Through its Fly Songs subsidiary, Hurray! organizes concerts and other musical events in China. The company provides online distribution of music and music-related products that include ringtones, ringbacktones, and truetones to mobile users in China. These tone products are distributed through wireless value-added service platforms over mobile networks and the internet. In wireless services, Hurray! provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements, which include without limitation the possibility that Hurray! may be unable to obtain shareholder approval required for the issuance of Hurray! ordinary shares and statements regarding Hurray!’s and Shanda’s respective abilities to (i) achieve synergies with their respective acquisitions and (ii) capture opportunities in the internet and media market in China. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future transaction will not create the operational and financial results that the management and boards of directors of Hurray! and Shanda expect, including in particular the possibility that this transaction may not be accretive to earnings in any future period or that Hurray! or Shanda will not continue to be able to attract users in China; the risk that Hurray! or Shanda will not be able to effectively manage or utilize their respective acquired assets; the risk that the popularity of video or audio-related online services or other interactive media will not continue to grow or that it may decrease; the risk that this and any future transaction could divert management’s attention from Hurray!’s or Shanda’s operations, which could adversely affect results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

For Shanda:
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Telephone: +86 21 5050 4740 in Shanghai
Email: IR@snda.com

For Hurray!:
Matthew Zhao
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
Email: ir@hurray.com.cn